UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 80589 / May 3, 2017

Admin. Proc. File No. 3-17698

In the Matter of

PORTUS CORPORATION

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Portus Corporation and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Portus Corporation.[2] The order contained in that decision is hereby declared final. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Portus Corporation is hereby revoked. The revocation is effective as of May 4, 2017.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Odyssey Pictures Corp., Portus Corp., Vampt Am., Inc., and Westport Energy Holdings, Inc.,* Initial Decision Rel. No. 1113 (Mar. 6, 2017), 116 SEC Docket 05, 2017 WL 1035742. The Central Index Key number for Portus Corporation is 1511325.

INITIAL DECISION RELEASE NO. 1113
ADMINISTRATIVE PROCEEDING
File No. 3-17698

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of ODYSSEY PICTURES CORPORATION, PORTUS CORPORATION, VAMPT AMERICA, INC., and WESTPORT ENERGY HOLDINGS, INC.	INITIAL DECISION AS TO PORTUS CORPORATION March 6, 2017

APPEARANCE: David S. Frye and Kevin P. O'Rourke for the Division of Enforcement, Securities and Exchange Commission

Kevin Bobryk and Dale Murray for Portus Corporation

BEFORE: James E. Grimes, Administrative Law Judge

SUMMARY

This initial decision grants the Division of Enforcement's motion for summary disposition and revokes the registration of the registered securities of Respondent Portus Corporation based on its failure to timely file required periodic reports with the Securities and Exchange Commission.[1]

PROCEDURAL HISTORY

On November 29, 2016, the Commission initiated this proceeding under Section 12(j) of the Securities Exchange Act of 1934 with an order instituting proceedings (OIP). The OIP alleges that Portus has securities registered with the Commission under Exchange Act Section 12(g) and has repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. OIP at 2. Portus was served with the OIP by December 2, 2016, and it timely submitted an answer on December 19, 2016. *Odyssey Pictures Corp.*, Admin. Proc. Rulings Release No. 4490, 2016 SEC LEXIS 4834 (ALJ Dec. 29, 2016). Following a December 22, 2016, prehearing conference at which the Division of Enforcement and two representatives of Portus appeared, I ordered a briefing

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[1] This proceeding has ended as to the other Respondents. *See Odyssey Pictures Corp.*, Securities Exchange Act of 1934 Release No. 79681, 2016 SEC LEXIS 4777 (Dec. 23, 2016); *Odyssey Pictures Corp.*, Initial Decision Release No. 1102, 2017 SEC LEXIS 166 (ALJ Jan. 18, 2017).

schedule requiring the Division to file a motion for summary disposition by January 19, Portus to file an opposition by February 16, and the Division a reply by February 27, 2017. *Id.*

The Division timely filed its motion for summary disposition, accompanied by a declaration of David S. Frye (Frye Decl.) and fifteen exhibits (Exs. 1-15), including tables listing all EDGAR filings that Portus submitted and failed to submit.[2] Portus did not file an opposition, and although a representative of Portus called my office on February 16, 2017, seeking guidance on how to make a request for an extension of Portus's opposition deadline (in light of a possible settlement), no such request was submitted. Portus did not respond to follow-up inquiries.

FINDINGS OF FACT

The findings and conclusions in this initial decision are based on the record and on facts officially noticed under Commission Rule of Practice 323, 17 C.F.R. § 201.323. In making the findings below, I have applied preponderance of the evidence as the standard of proof. *See Rita J. McConville*, Exchange Act Release No. 51950, 2005 SEC LEXIS 1538, at *53 (June 30, 2005), *pet. denied*, 465 F.3d 780 (7th Cir. 2006).

Portus (CIK No. 1511325) is a Nevada corporation located in Pikeville, Kentucky, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Ex. 1; Ex. 3; Ex. 10 at 1; Frye Decl. ¶ 2; Answer at 3. As of November 17, 2016, Portus's common stock was quoted on OTC Link and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3). Ex. 4; Answer at 3. Portus is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2014. Exs. 5-6. That Form 10-Q stated:

> Since inception, the Company has incurred losses. In addition, the Company generated negative cash flows from operations during the period from inception through September 30, 2014. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

Portus Corp., Quarterly Report (Form 10-Q) at 8 (Nov. 13, 2014). The filing further noted that the company's independent registered public accounting firm had expressed similar concerns. *Id.* at 21. Subsequently, on March 31, 2015, the company filed a Form 12b-25 (notification of late filing) relating to its failure to file a Form 10-K for 2014, stating that the failure was due to the company's inability to "obtain the business information necessary to complete the preparation of the Company's audited financial statements" and that Portus expected to file its 10-K "within the extension period" of fifteen days. Ex. 7; *see* 17 C.F.R. § 240.12b-25(b)(2)(ii).

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[2]   *See* Exs. 5-6. I take official notice of Portus's filing history as reflected in the Commission's EDGAR database. *See* 17 C.F.R. § 201.323 (permitting the taking of official notice of "any matter in the public official records of the Commission"); *Am. Stellar Energy, Inc.*, Exchange Act Release No. 64897, 2011 SEC LEXIS 2455, at *25 n.27 (July 18, 2011) ("Rule of Practice 323 . . . permits us to take official notice of information in the EDGAR database."), *pet. dismissed sub nom. Tara Gold Res. Corp. v. SEC*, 678 F.3d 557 (7th Cir. 2012).

Portus did not file that Form 10-K and has since failed to file any other required periodic reports, a fact the company—by its failure oppose the Division's motion—has not disputed and essentially conceded. Exs. 5-6; Tr. 5 (Portus CEO noting efforts to "bring the company current"); Answer at 3-4 (despite general denial of OIP's allegations, "admit[ting] the Company has yet submitted certain periodic filings with the Commission").

Portus also failed to maintain a valid address on file with the Commission, as required by Commission rules, causing the company to not receive a delinquency letter sent to it by the Commission's Division of Corporation Finance requesting compliance with periodic filing obligations. *See* Ex. 8. *Compare* Ex. 7 at 1, *with* Portus Corp., Current Report (Form 8-K) at 1-2 (Dec. 7, 2016).

CONCLUSIONS OF LAW

Rule of Practice 250 governs motions for summary disposition. *See* 17 C.F.R. § 201.250. Under Rule 250(b), I shall grant the Division's motion if "the undisputed pleaded facts, declarations, affidavits, documentary evidence or facts officially noted . . . show that there is no genuine issue with regard to any material fact and that the movant is entitled to summary disposition as a matter of law." *Id.* Declarations, documentary evidence, and items officially noticed establish, and leave no genuine issue regarding, the undisputed facts material to this proceeding. Therefore summary disposition is appropriate.

As to the merits, Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require domestic corporations registered with the Commission under Exchange Act Section 12 to file annual and quarterly reports with the Commission. 15 U.S.C. § 78m(a); 17 C.F.R. §§ 240.13a-1, .13a-13(a). "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). Portus failed to file timely periodic reports and consequently failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. 15 U.S.C. § 78l(j). In determining what sanctions will ensure that investors are adequately protected, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations."

Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Portus's failure to file required periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Gateway Int'l Holdings, Inc.*, 2006 SEC LEXIS 1288, at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Portus's violations are also recurrent in that it repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Portus is also culpable because it failed to heed a delinquency letter sent to it by the Division of Corporation Finance, even though, by its failure to maintain a valid address on file with the Commission as required by Commission rules, it did not receive the letter. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). As to Portus's efforts at remedying past violations and assurances against future ones, the company's claims that it will complete "all past and current periodic reports," Answer at 2-3, *see also* Tr. 5, are not supported by evidence and are unconvincing in light of the company's precarious financial condition as of its last periodic report and the company's failure to oppose the Division's summary disposition motion.

For the reasons described above, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Portus's registered securities.

ORDER

The Division's motion for summary disposition is GRANTED and, under Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Portus Corporation is hereby REVOKED.[3]

This initial decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Under this rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, under Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

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[3]   This order applies to all classes of Portus's securities registered under Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this initial decision.

This initial decision will not become final until the Commission enters an order of finality. 17 C.F.R. § 201.360(d). The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. *Id.* If any of these events occur, the initial decision shall not become final as to that party. *Id.*

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James E. Grimes
Administrative Law Judge